================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                         ------------------------------

                                 ESG RE LIMITED
                                (Name of Issuer)

  COMMON STOCK, $1.00 PAR VALUE PER SHARE                             000G312151
  (Title of class of securities)                                  (CUSIP number)

                                 NEIL H. KOFFLER
                               SC FUNDAMENTAL LLC
                              420 LEXINGTON AVENUE
                                   SUITE 2601
                               NEW YORK, NY 10170
                                 (212) 888-9100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                NOVEMBER 26, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

================================================================================


----------------------------------------------------------------                 ---------------------------------------------------
CUSIP No. 000G312151                                                  13D                                    Page 2 of 14 Pages
----------------------------------------------------------------                 ---------------------------------------------------
------------------ ---------------------------------------------------------------- ------------------------------------------------
    1              NAME OF REPORTING PERSON                                         SC FUNDAMENTAL VALUE FUND, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON
------------------ --------------------------------------------------------------------------------------------------- -------------
    2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [x]
                                                                                                                       (b) [ ]
------------------ --------------------------------------------------------------------------------------------------- -------------
    3              SEC USE ONLY
------------------ ---------------------------------------------------------------------------- ------------------------------------
    4              SOURCE OF FUNDS:                                                             WC/OO
------------------ -----------------------------------------------------------------------------------------------------------------
    5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                                                                          [  ]
------------------ ------------------------------------------------------------------------------------- ---------------------------
    6              CITIZENSHIP OR PLACE OF ORGANIZATION:                                                      Delaware
------------------ -----------------------     --------------------------------------------------------- ---------------------------
                             7                 SOLE VOTING POWER:                                               861,840
 NUMBER OF
   SHARES

BENEFICIALLY
  OWNED BY

    EACH
 REPORTING

 PERSON WITH

                   -----------------------     --------------------------------------------------------- ---------------------------
                             8                 SHARED VOTING POWER:                                                   0

                   -----------------------     --------------------------------------------------------- ---------------------------
                             9                 SOLE DISPOSITIVE POWER:                                          861,840

                   -----------------------     --------------------------------------------------------- ---------------------------
                             10                SHARED DISPOSITIVE POWER:                                              0

------------------ -----------------------     --------------------------------------------------------- ---------------------------
    11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                861,840
                   ------------------------------------------------------------------------------------- ---------------------------
------------------
    12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                   ----------------------------------------------------------------------------------------------------------------
------------------
    13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       7.24%
------------------ ---------------------------------------------------------------- ------------------------------------------------
    14             TYPE OF REPORTING PERSON:                                        PN
------------------ ---------------------------------------------------------------- ------------------------------------------------




                            2

-----------------------------------------------------                 --------------------------------------------------------------
CUSIP No. 000G312151                                                                                         Page 3 of 14 Pages
-----------------------------------------------------                 --------------------------------------------------------------

------------------- ---------------------------------------------------------------- -----------------------------------------------
     1              NAME OF REPORTING PERSON                                         SC FUNDAMENTAL LLC
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON
------------------- ---------------------------------------------------------------- -----------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [x]
                                                                                                                        (b) [ ]
------------------- ---------------------------------------------------------------- -----------------------------------------------
     3              SEC USE ONLY
------------------- ---------------------------------------------------------------- -----------------------------------------------
     4              SOURCE OF FUNDS:                                                             OO
------------------- ---------------------------------------------------------------- -----------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                           [ ]
------------------- ---------------------------------------------------------------- -----------------------------------------------
     6              CITIZENSHIP OR PLACE OF ORGANIZATION:                                                     New York
------------------- ---------------------------------------------------------------- -----------------------------------------------
                              7                 SOLE VOTING POWER:                                                   0
  NUMBER OF
    SHARES

 BENEFICIALLY
   OWNED BY

     EACH
  REPORTING

  PERSON WITH
                    -----------------------     --------------------------------------------------------- --------------------------
                              8                 SHARED VOTING POWER:                                            861,840*

                    -----------------------     --------------------------------------------------------- --------------------------
                              9                 SOLE DISPOSITIVE POWER:                                               0

                    -----------------------     --------------------------------------------------------- --------------------------
                              10                SHARED DISPOSITIVE POWER:                                       861,840*

------------------- ---------------------------------------------------------------- -----------------------------------------------
     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                    861,840*
                    ------------------------------------------------------------------------------------- --------------------------
-------------------
     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]
------------------- ---------------------------------------------------------------- -----------------------------------------------
     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                      7.24%
------------------- ---------------------------------------------------------------- -----------------------------------------------
     14             TYPE OF REPORTING PERSON:                                        OO
------------------- ---------------------------------------------------------------- -----------------------------------------------

*Does not include 116,500 shares beneficially owned by Gary Siegler.  Mr. Siegler has a nonvoting interest in SC Fundamental LLC.
SC Fundamental LLC disclaims beneficial ownership of all such shares.



                                       3

-----------------------------------------------------                 --------------------------------------------------------------
CUSIP No. 000G312151                                                                                             Page 4 of 14 Pages
-----------------------------------------------------                 --------------------------------------------------------------

--------------- ---------------------------------------------------------------- ---------------------------------------------------
     1          NAME OF REPORTING PERSON                                         SC FUNDAMENTAL VALUE BVI, LTD.
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
--------------- --------------------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a)
--------------- --------------------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
--------------- --------------------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                             OO
--------------- --------------------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):
--------------- --------------------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                       British Virgin Islands
--------------------------------------     --------------------------------------------------------- -------------------------------
                                        7                 SOLE VOTING POWER:                                        703,280
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                              -----------------------     --------------------------------------------------------- ----------------
                                        8                 SHARED VOTING POWER:                                                0

                              -----------------------     --------------------------------------------------------- ----------------
                                        9                 SOLE DISPOSITIVE POWER:                                       703,280

                              -----------------------     --------------------------------------------------------- ----------------
                                        10                SHARED DISPOSITIVE POWER:                                           0
------------------- ------------------------------------------------------- --------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
--------------- --------------------------------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
--------------- --------------------------------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             5.91%
--------------- --------------------------------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                                        CO
--------------- --------------------------------------------------------------------------------------------------------------------


                                       4

-----------------------------------------------------                 --------------------------------------------------------------
CUSIP No. 000G312151                                                                                             Page 5 of 14 Pages
-----------------------------------------------------                 --------------------------------------------------------------

--------------- --------------------------------------------------------------------------------------------------------------------
     1           NAME OF REPORTING PERSON                                         SC-BVI PARTNERS
                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
---------------- -------------------------------------------------------------------------------------------------------------------
     2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a)
                                                                                                                 (b)
--------------- --------------------------------------------------------------------------------------------------------------------
     3           SEC USE ONLY
--------------- --------------------------------------------------------------------------------------------------------------------
     4           SOURCE OF FUNDS:                                                             OO
--------------- --------------------------------------------------------------------------------------------------------------------
     5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):
--------------- --------------------------------------------------------------------------------------------------------------------
     6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              Delaware
--------------- --------------------------------------------------------------------------------------------------------------------
                       7                 SOLE VOTING POWER:                                                              0
  NUMBER OF
    SHARES

 BENEFICIALLY
   OWNED BY

     EACH
  REPORTING

 PERSON WITH
             -----------------------     --------------------------------------------------------- ---------------------------------
                       8                 SHARED VOTING POWER:                                                      703,280

             -----------------------     --------------------------------------------------------- ---------------------------------
                       9                 SOLE DISPOSITIVE POWER:                                                         0

             -----------------------     --------------------------------------------------------- ---------------------------------
                       10                SHARED DISPOSITIVE POWER:                                                 703,280

--------------- --------------------------------------------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                   703,280
--------------- --------------------------------------------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

--------------- --------------------------------------------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                           5.91%
--------------- --------------------------------------------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON:                                        PN
--------------- --------------------------------------------------------------------------------------------------------------------


                            5

-----------------------------------------------------                 --------------------------------------------------------------
CUSIP No. 000G312151                                                                                             Page 6 of 14 Pages
-----------------------------------------------------                 --------------------------------------------------------------

--------------- --------------------------------------------------------------------------------------------------------------------
     1           NAME OF REPORTING PERSON                                         PMC - BVI, INC.
                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
--------------- --------------------------------------------------------------------------------------------------------------------
     2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [x]
                                                                                                                     (b) [ ]
--------------- --------------------------------------------------------------------------------------------------------------------
     3           SEC USE ONLY
--------------- --------------------------------------------------------------------------------------------------------------------
     4           SOURCE OF FUNDS:                                                             OO
--------------- --------------------------------------------------------------------------------------------------------------------
     5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                                                          [ ]
--------------- --------------------------------------------------------------------------------------------------------------------
     6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              Delaware
--------------- --------------------------------------------------------------------------------------------------------------------
                           7                 SOLE VOTING POWER:                                                       0
  NUMBER OF
    SHARES

 BENEFICIALLY
   OWNED BY

     EACH
  REPORTING

 PERSON WITH
---------------
                 -----------------------     --------------------------------------------------------- -----------------------------
                           8                 SHARED VOTING POWER:                                               703,280

                 -----------------------     --------------------------------------------------------- -----------------------------
                           9                 SOLE DISPOSITIVE POWER:                                                  0

                 -----------------------     --------------------------------------------------------- -----------------------------
                           10                SHARED DISPOSITIVE POWER:                                          703,280

--------------- --------------------------------------------------------------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                703,280
--------------- --------------------------------------------------------------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]
--------------- --------------------------------------------------------------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                          5.91%
--------------- --------------------------------------------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON:                                        CO
--------------- --------------------------------------------------------------------------------------------------------------------




                                6

-----------------------------------------------------                 --------------------------------------------------------------
CUSIP No. 000G312151                                                                                             Page 7 of 14 Pages
-----------------------------------------------------                 --------------------------------------------------------------

--------------- --------------------------------------------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON                                         SC FUNDAMENTAL VALUE BVI, INC.
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
--------------- --------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [x]
                                                                                                                    (b) [ ]
--------------- --------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------- --------------------------------------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:                                                             OO
--------------- --------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):
--------------- --------------------------------------------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    Delaware
--------------- --------------------------------------------------------------------------------------------------------------------
                                   7                 SOLE VOTING POWER:                                               0
   NUMBER OF
     SHARES

  BENEFICIALLY
    OWNED BY

      EACH
   REPORTING

   PERSON WITH
                         -----------------------     --------------------------------------------------------- ---------------------
                                   8                 SHARED VOTING POWER:                                       703,280

                         -----------------------     --------------------------------------------------------- ---------------------
                                   9                 SOLE DISPOSITIVE POWER:                                          0

                         -----------------------     --------------------------------------------------------- ---------------------
                                   10                SHARED DISPOSITIVE POWER:                                  703,280

--------------- --------------------------------------------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                703,280
--------------- --------------------------------------------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [ ]
--------------- --------------------------------------------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   5.91%
--------------- --------------------------------------------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON:                                        CO
--------------- --------------------------------------------------------------------------------------------------------------------



                                  7

-----------------------------------------------------                 --------------------------------------------------------------
CUSIP No. 000G312151                                                                                             Page 8 of 14 Pages
-----------------------------------------------------                 --------------------------------------------------------------

--------------- --------------------------------------------------------------------------------------------------------------------
       1        NAME OF REPORTING PERSON                                         PETER M. COLLERY
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
--------------- --------------------------------------------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [x]
                                                                                                                    (b) [ ]
--------------- --------------------------------------------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------- --------------------------------------------------------------------------------------------------------------------
       4        SOURCE OF FUNDS:                                                             OO/PF
--------------- --------------------------------------------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):
--------------- --------------------------------------------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  United States
--------------- --------------------------------------------------------------------------------------------------------------------
                                    7                 SOLE VOTING POWER:                                        20,000*
    NUMBER OF
      SHARES

   BENEFICIALLY
     OWNED BY

       EACH
    REPORTING

    PERSON WITH
---------------------
                          -----------------------     --------------------------------------------------------- --------------------
                                    8                 SHARED VOTING POWER:                                    1,585,120

                          -----------------------     --------------------------------------------------------- --------------------
                                    9                 SOLE DISPOSITIVE POWER:                                   20,000*

                          -----------------------     --------------------------------------------------------- --------------------
                                    10                SHARED DISPOSITIVE POWER:                              1,585,120

--------------- --------------------------------------------------------------------------------------------------------------------
       11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                             1,605,120**
--------------- -------------------------------------------------------------------------------------------------------------------
       12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [ ]
--------------- --------------------------------------------------------------------------------------------------------------------
       13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                13.49%
--------------- --------------------------------------------------------------------------------------------------------------------
       14                 TYPE OF REPORTING PERSON:                                        IN
--------------- --------------------------------------------------------------------------------------------------------------------

*All of such shares are held by Mr. Collery as custodian for his children in the following amounts: (i) Claire Adams Collery: 6,667 shares; (ii) Edward Arnold
Collery: 6,666 shares; and (iii) Elizabeth Adams Collery: 6,667 shares

** Of such amount, 20,000 shares are held by Mr. Collery as custodian for his children as stated immediately above.


                                       8

-----------------------------------------------------                 --------------------------------------------------------------
CUSIP No. 000G312151                                                                                             Page 9 of 14 Pages
-----------------------------------------------------                 --------------------------------------------------------------

--------------- --------------------------------------------------------------------------------------------------------------------
      1           NAME OF REPORTING PERSON                                         NEIL H. KOFFLER
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON
--------------- --------------------------------------------------------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [x]
                                                                                                                      (b) [ ]
--------------- --------------------------------------------------------------------------------------------------------------------
      3           SEC USE ONLY
--------------- --------------------------------------------------------------------------------------------------------------------
      4           SOURCE OF FUNDS:                                                             OO/PF
--------------- --------------------------------------------------------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):
--------------- --------------------------------------------------------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                              United States
--------------- --------------------------------------------------------------------------------------------------------------------
                                   7                 SOLE VOTING POWER:                                               0
   NUMBER OF
     SHARES

  BENEFICIALLY
    OWNED BY

      EACH
   REPORTING

   PERSON WITH
                         -----------------------     -------------------------------------------------------------------------------
                                   8                 SHARED VOTING POWER:                                     1,565,120

                         -----------------------     -------------------------------------------------------------------------------
                                   9                 SOLE DISPOSITIVE POWER:                                          0

                         -----------------------     -------------------------------------------------------------------------------
                                   10                SHARED DISPOSITIVE POWER:                                1,565,120

--------------- --------------------------------------------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,565,120
--------------- --------------------------------------------------------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

--------------- --------------------------------------------------------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           13.15%
--------------- --------------------------------------------------------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:                                        IN
--------------- --------------------------------------------------------------------------------------------------------------------



                                       9

-----------------------------------------------------                 --------------------------------------------------------------
CUSIP No. 000G312151                                                                                            Page 10 of 14 Pages
-----------------------------------------------------                 --------------------------------------------------------------

--------------- --------------------------------------------------------------------------------------------------------------------
     1            NAME OF REPORTING PERSON                                         SC FUNDAMENTAL LLC EMPLOYEE SAVINGS
                  S.S. OR I.R.S. IDENTIFICATION NO.                                AND PROFIT SHARING PLAN
                  OF ABOVE PERSON
--------------- --------------------------------------------------------------------------------------------------------------------
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a)[x]
                                                                                                                      (b)[ ]
--------------- --------------------------------------------------------------------------------------------------------------------
     3            SEC USE ONLY
--------------- --------------------------------------------------------------------------------------------------------------------
     4            SOURCE OF FUNDS:                                                             WC/OO
--------------- --------------------------------------------------------------------------------------------------------------------
     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):
--------------- --------------------------------------------------------------------------------------------------------------------
     6            CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
--------------- --------------------------------------------------------------------------------------------------------------------
                                  7                 SOLE VOTING POWER:                                       20,000
  NUMBER OF
    SHARES

 BENEFICIALLY
   OWNED BY

     EACH
  REPORTING

  PERSON WITH
                        -----------------------     --------------------------------------------------------- ----------------------
                                  8                 SHARED VOTING POWER:                                          0

                        -----------------------     --------------------------------------------------------- ----------------------
                                  9                 SOLE DISPOSITIVE POWER:                                  20,000

                        -----------------------     --------------------------------------------------------- ----------------------
                                  10                SHARED DISPOSITIVE POWER:                                     0

--------------- --------------------------------------------------------------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                             20,000
--------------- --------------------------------------------------------------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [ ]
--------------- --------------------------------------------------------------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               0.17%
--------------- --------------------------------------------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON:                                        EP
--------------- --------------------------------------------------------------------------------------------------------------------


           This Amendment No. 8 ("Amendment No. 8") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on August 21, 2000, as amended by Amendment No. 1 filed on October 13, 2000, Amendment No. 2 filed on November 17, 2000, Amendment No. 3 filed on January 19, 2001, Amendment No. 4 filed on March 26, 2001, Amendment No. 5 filed on September 28, 2001, Amendment No. 6 filed on October 22, 2001, and Amendment No. 7 filed on April 17, 2002 by and on behalf of SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental LLC ("SCFLLC"), SC Fundamental Value BVI, LTD. ("BVI Fund"), SC-BVI Partners ("BVI Partners"), PMC-BVI, Inc. ("PMCBVI"), SC Fundamental Value BVI, Inc. ("BVI Inc."), Peter M. Collery ("Collery"), Neil H. Koffler ("Koffler"), and SC Fundamental LLC Employee Savings and Profit Sharing Plan ("SC Plan") as members of a joint filing group (collectively, the "Reporting Persons") with respect to their ownership of common stock, par value $1.00 per share (the "Common Stock"), of ESG Re Limited (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 4.    PURPOSE OF THE TRANSACTION

           The responses to Item 6 hereof are incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           As of the close of business on November 26, 2002, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 1,605,120 shares of Common Stock, representing approximately 13.49% of the Common Stock outstanding on November 26, 2002 (based on 11,902,511 shares of Common Stock outstanding as of August 9, 2002 as reported in the Company's Annual Report on Form 10-Q for the fiscal quarter ended June 30, 2002). Each of the Reporting Persons, by virtue of Rule 13d-3, may be deemed to own beneficially the number of shares and percentages of Common Stock set forth opposite their names below.



Name
----                                   Shares of                Percentage
                                       Common Stock             ----------
                                       ------------

The SC Fundamental Value Fund, L.P.         861,840              7.24%
SC Fundamental LLC                          861,840              7.24%
The SC Fundamental Value BVI, Ltd.          703,280              5.91%
SC Fundamental Value BVI, Inc.              703,280              5.91%
SC-BVI Partners                             703,280              5.91%
PMC-BVI, Inc.                               703,280              5.91%
Peter M. Collery                          1,605,120  (1)        13.49%
Neil H. Koffler                           1,565,120             13.15%
SC Fundamental LLC Employee Savings
and Profit Sharing  Plan                     20,000              0.17%

(1) Includes 20,000 shares of Common Stock held by Collery as custodian for his children.

The Reporting Persons effected no transactions in Common Stock during the last 60 days.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           On November 26, 2002, Fund entered into an amended notice of execution of a Forward Agreement (the "Forward Agreement") with Commerzbank AG ("Comerzbank"), pursuant to which Fund has agreed to sell, and Commerzbank has agreed to purchase, a basket of shares of securities of several entities, including 430,420 shares of Common Stock (collectively, the "Forward Shares") for a total purchase price of $1,829,312.70 (the "Forward Purchase Price"). The purchase amount for the 430,420 shares of Common Stock is $301,294.00. The transaction will be consummated on or about December 27, 2002. At its option, Fund may, in lieu of delivering the Forward Shares to Commerzbank, cash settle the transaction at that time upon at least three business days prior written notice.

           Immediately following the execution of the Forward Agreement, Fund and Commerzbank entered into an amended notice of execution of an option agreement (the "Linear Call Option Agreement - Amended Notice of Execution") which incorporates the terms of a master option agreement (the "Linear Master Option Agreement" and, collectively with the Linear Call Option Agreement - Amended Notice of Execution, the "Linear Call Option Agreement"), pursuant to which Fund may exercise its option (the "Linear Call Option") to purchase a basket of shares of securities of several entities, including 430,420 shares of Common Stock, for a total amount equal to $1,858,968.20 (the "Notional Amount"). The purchase amount for the 430,420 shares of Common Stock is $322,815.00. Fund will pay an initial premium for the Linear Call Option on January 2, 2003. On the date of any exercise, Fund shall pay to Commerzbank the Notional Amount and Commerzbank shall pay to Fund a rebate of 52% of the Notional Amount and any un-accrued premium. Fund can exercise the Linear Call Option for a period commencing on January 3, 2003 and ending on December 3, 2003, (the "Maturity Date"). Fund may also choose to cash settle the Linear Call Option, provided that the value of the Linear Call Option does not fall below 95% of the Notional Amount prior to the Maturity Date.

           Copies of the Forward Agreement, the Linear Call Option Agreement - Amended Notice of Execution and the Linear Master Option Agreement are attached hereto as Exhibits 5, 6 and 7 respectively.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 5. Forward Agreement - Amended Notice of Execution, dated November 26, 2002, by and between Fund and Commerzbank.

           Exhibit 6. Linear Call Option - Amended Notice of Execution, dated November 26, 2002, by and between Fund and Commerzbank.

           Exhibit 7. Linear Master Option Agreement, dated November 22, 2002, by and between Fund and Commerzbank.

             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   December 5, 2002


                          SC FUNDAMENTAL VALUE FUND, L.P.

                          By:   SC Fundamental LLC, as
                                General Partner


                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler, Member


                          SC FUNDAMENTAL LLC


                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler, Member


                          SC FUNDAMENTAL VALUE BVI, LTD.


                          By: SC Fundamental Value BVI, Inc., as managing general partner of investment manager

                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler, Vice President


                          SC-BVI PARTNERS


                          By: SC Fundamental Value BVI, Inc., as managing general partner


                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler, Vice President


                          PMC-BVI, INC.


                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler as Attorney-in-Fact for
                               Peter M. Collery, President (1)

                          SC FUNDAMENTAL VALUE BVI, INC.


                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler, Vice President


                                   /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler as Attorney-in-Fact for
                               Peter M. Collery (1)


                                   /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler


                          SC FUNDAMENTAL LLC EMPLOYEE SAVINGS AND PROFIT SHARING PLAN


                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler as Attorney-in-Fact for
                               Peter M. Collery, Trustee (1)





(1)        Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery.
           The Power of Attorney for Mr. Collery is attached as Exhibit 2 to the
           Schedule 13D.